EXHIBIT 16.1

MAHONEY COHEN & COMPANY, CPA, P.C.

February 22, 2007

U. S. Securities and Exchange Commission

100 F Street, Northeast

Washington, DC 20549

To Whom It May Concern:

We have read Item 4.01 of Form 8-K dated February 22, 2007 of Global Entertainment Holding/Equities, Inc. (“Global”) and are in agreement with the statements contained in paragraph (1), except for paragraph (i), insofar as it relates to our firm.

Mahoney Cohen terminated its professional service engagement with Global on December 28, 2006 as described in the attached termination letter.

We have no basis for commenting with respect to the information in paragraph (2).

Thank you in advance,

Mahoney Company & Company, CPA, P.C.

/s/ Richard Hoffman

Richard Hoffman

1200 BRICKELL AVENUE, SUITE 700, MIAMI, FL 33131   TEL 305 503-4200   FAX 305 381-8411   WWW.MAHONEYCOHEN.COM

MAHONEY COHEN & COMPANY, CPA, P.C.

December 28, 2006

CERTIFIED MAIL

RETURN RECEIPT REQUESTED

Jacob Dadon

President

Global Entertainment Holding & Equities, Inc.

703 Waterford Way, Suite 690

Miami, Florida 33126

Re: Termination of Professional Services Engagement

Dear Mr. Dadon:

We have just been informed in a copy of an E-Mail that Mr. Harold Y. Spector is your new certified public accountant, and accordingly, this letter confirms that effective December 28, 2006; your engagement of Mahoney Cohen & Co., P.C. ("Mahoney Cohen") to provide professional services on your behalf was terminated. Due to this termination of professional services, certain aspects of some matters Mahoney Cohen was working on may not have been completed. Mahoney Cohen will not provide any further professional services and, accordingly, is not responsible for completing any unfinished work.

Since some professional services may remain unfinished, it is important for you to remember that some of these assignments are time sensitive and require completion and/or filing by a certain date. If these matters are not completed within the time provided, there may be adverse consequences. It is your responsibility to ensure that these matters are completed and/or filed in a timely fashion, and, as stated above, Mahoney Cohen is not responsible for completing these tasks or ensuring their timely completion or delivery.

The Security and Exchange Commission, as you know, must be informed of this change, and the appropriate form 8-K is required to be filed.

Mahoney Cohen will cooperate with your new accountants to all extents reasonably necessary, provided all fees due to Mahoney Cohen have been paid in full. We expect that all of our outstanding invoices for professional services rendered will be paid to within 30 days of the date of this letter.

1200 BRICKELL AVENUE, SUITE 700, MIAMI, FL 33131   TEL 305 503-4200   FAX 305 381-8411   WWW.MAHONEYCOHEN.COM

Jacob Dadon

December 28, 2006

Please be advised that we expect that you will reimburse Mahoney Cohen for all costs or expenses incurred by the firm if it is called upon at any time in the future to respond to inquires from you, any third party or governmental agency, or as the result of receiving formal legal process such as, but not limited to, a civil, criminal or Grand Jury subpoena seeking testimony or documents, or an information subpoena. We also expect that you reimburse Mahoney Cohen & Co. for all reasonably attorneys' fees incurred in responding to any such inquiry.

In the future, all inquiries regarding these matters should be directed to Richard Hoffman at Mahoney Cohen. Please contact Mr. Hoffman if you have any questions or if we can be of further assistance.

Very truly yours,

/s/ Richard Hoffman

Mahoney Company & Co., P.C.

cc:

Securities and Exchange Commission

David Dadon